THE DENALI FUND INC. ANNOUNCES COMMENCEMENT OF TENDER OFFER FOR ITS OUTSTANDING AUCTION PREFERRED SHARES

Boulder, CO (Business Wire) – May 18, 2010 – The Denali Fund Inc. (NYSE: DNY), a closed-end fund managed by Boulder Investment Advisers, LLC and Stewart Investment Advisers, announced today that, at a regular board meeting held on May 3, 2010, the Fund’s board of directors resolved that the Fund conduct a tender offer for the Fund’s auction preferred shares.

Accordingly, today, May 18, 2010, the Fund commenced an offer to purchase for cash up to 400 of its outstanding Series A auction preferred shares ("APS Shares") at a price equal to 75% of the liquidation preference of $25,000 per share (or, $18,750 per share). The offer will expire at 5:00 P.M., Eastern Daylight Time, June 16, 2010, or such later date to which the offer is extended at the discretion of the Fund.

Additional terms and conditions of the tender offer are set forth in the Fund's tender offer materials, which will be distributed to holders of APS Shares. Morrow & Co., LLC will serve as information agent for the tender offer and The Colbent Corporation will serve as the depository.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell common stock or APS Shares of the Fund. The tender offer is being made only by an offer to purchase APS Shares; a related letter of transmittal and other documents have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and are available free of charge at http://www.sec.gov and from the information agent by calling 1-800-662-5200. Holders of the APS Shares should read the relevant offer to purchase and tender offer statement on Schedule TO and related exhibits as they contain important information about the tender offer.

The Fund also announced that, at its annual stockholders' meeting held in Boulder, Colorado, on Monday, May 3, 2010, stockholders elected Richard I. Barr as a Class II director to serve a 3-year term, and until his successor is duly elected and qualified.  In addition, because a separate quorum of the Fund’s preferred stockholders was not achieved, John S. Horejsi will hold-over as a Class II director until the annual stockholders’ meeting in 2011.

More information on the Fund can be found on the web at www.thedenalifund.com.

Company Contact:
Nicole Murphey
(303) 449-0426

Information Agent Contact:
Morrow & Co., LLC
John Ferguson
(800) 662-5200
(203) 658-9400